Exhibit 4.3

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue 40,000,000 shares of common stock, par value $0.001 per share. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors. There is no cumulative voting in the election of directors. In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities and there are no redemption provisions applicable to our common stock.

The holders of common stock are entitled to any dividends that may be declared by the Board of Directors out of funds legally available for payment of dividends subject to the prior rights of holders of preferred stock and any contractual restrictions we have against the payment of dividends on common stock, including those described below under “Series A.”

As of July 1, 2022, our common stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “ZEST.”

Preferred Stock

We are authorized to issue 5,000,000 shares of “blank check” preferred stock with designations, rights and preferences as may be determined from time to time by our Board of Directors. As of July 1, 2022, we had 1,200 shares of preferred stock issued and outstanding, designated as “Series A Convertible Redeemable Preferred Stock,” with the rights, preferences and limitations more particularly described below (the “Series A”).

Preferred stock is available for possible future financings or acquisitions and for general corporate purposes without further authorization of our shareholders unless such authorization is required by applicable law, or the rules of any securities exchange or market on which our stock is then listed or admitted or trading.

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, under some circumstances, have the effect of delaying, deferring or preventing a change in control of the Company. For a description of how future issuances of our preferred stock could affect the rights of our shareholders, see “Certain Provisions of Nevada Law and of Our Charter and Bylaws – Articles of Incorporation and Bylaws,” below.

None of our preferred stock is listed on a national securities exchange or quoted on any quotation system. Any designation and issuance or other action with respect to preferred stock is subject to the rights of the holder(s) of outstanding shares of Series A, which are summarized below.

Series A

The Certificate of Designation of the Series A (the “Series A Certificate”) designates and authorizes the issuance of up to 1,200 shares of Series A, all of which are outstanding as of July 1, 2022.

Conversion Rights

Each share of Series A has a stated value of $10,000 and is convertible into shares of common stock at a conversion price of $2.10 per share, subject to certain adjustment provisions. The holder’s conversion of the Series A is subject to a beneficial ownership limitation of 19.9% of the issued and outstanding common stock as of the issuance date of the Series A, unless and until the Company obtains shareholder and Nasdaq approval for the conversion of more than that amount, in order to comply with Nasdaq Rules. In addition, the conversion rights in general do not become effective until the first day after the record date for the shareholders meeting seeking such shareholder approval.

Voting Rights

The Series A is entitled to vote with the common stock k as a single class on an as-converted basis, subject to applicable law and the Nasdaq Rules. In addition, as long as the holder continues to hold at least 25% of the shares of Series A issued to it on the issuance date, the holder is entitled to elect a number of directors to the Company’s Board of Directors equal to a percentage determined by (i) the number of Series A beneficially owned by the holder, calculated on an “as converted” basis, (ii) divided by the sum of the number of shares of common stock outstanding plus the number of Series A outstanding on an “as converted” basis; and such director(s) so elected may only be removed without cause by the affirmative vote of the holder. Initially, the Series A holder may designate one director. The holders of record of the shares of common stock and of any other class or series of voting stock (including the Series A), exclusively and voting together as a single class, are entitled to elect the balance of the total number of directors of the Company. The Series A holder is not eligible to vote at the shareholders meeting on the proposal to approve the issuance of more than 19.9% of shares outstanding on June 8, 2022.

Dividend Rights

The holder of shares of the Series A is entitled to receive cumulative cash dividends at an annual rate of 12.6% of the stated value, which is equivalent to $1,260 per year per share, payable monthly beginning on the issuance date and continuing until the earlier of (a) June 8, 2024, and (b) the date on which the holder no longer holds any shares of Series A. If the Company fails to make a dividend payment, a default dividend rate of 18% per annum will apply until all accumulated dividend payments have been made.

Liquidation Rights

The shares of Series A have a liquidation preference over the common stock and any subsequent series of junior preferred stock of $1,200 per share of Series A, plus accrued but unpaid dividends.

Redemption

At any time beginning on or after June 8, 2024, the holder of Series A may cause the Company to redeem some or all of the shares of Series A it holds at a redemption price of $1,200 per share, plus any accumulated and unpaid dividends thereon.

Restrictive Covenants and Approval Rights

The Series A Certificate subjects the Company to negative covenants restricting its ability to take certain actions without prior approval from the holder(s) of the Series A for as long as such holder(s) continue to hold at least 25% (or such higher percentage as set forth in the Series A Certificate) of the Series A shares issued on the closing date under the Agreement. These restrictive covenants apply to the following actions by the Company, among others and subject to certain exceptions and limitations:

(i)	payment or declaration of any dividend (other than pursuant to the Series A Certificate);

(ii)	investment in, purchase or acquisition of any assets or capital stock of any entity for an amount that exceeds $100,000 in any one transaction or $250,000, in the aggregate;

(iii)	issuance of any shares of common stock or other securities convertible into or exercisable or exchangeable for shares of common stock;

(iv)	incurrence of indebtedness, liens, or guaranty obligations, in an aggregate amount in excess of $50,000 in any individual transaction or $100,000 in the aggregate;

(v)	sale, lease, transfer or disposal of any of its properties having a value calculated in accordance with GAAP of more than $50,000;

(vi)	increase in any manner the compensation or fringe benefits of any of its directors, officers, employees; and

(vii)	merger or consolidation with, or purchase a substantial portion of the assets of, or by any other manner the acquisition or combination with any business or entity.

Transfer Agent

We have appointed Pacific Stock Transfer, Inc. as our transfer agent. Their address is: 6725 Via Austi Pkwy, Suite 300, Las Vegas, Nevada 89119.

CERTAIN PROVISIONS OF NEVADA LAW AND OF OUR CHARTER AND BYLAWS

Anti-Takeover Effects of Nevada Law

Nevada, our state of incorporation, has a business combination law, which prohibits certain business combinations between Nevada publicly traded corporations and any “interested shareholder” for two years after the interested shareholder first becomes an interested shareholder, unless the board of directors of the corporation approved the combination before the person became an interested shareholder or the corporation’s board of directors approves the transaction and at least 60% of the corporation’s disinterested shareholders approve the combination at an annual or special meeting thereof. For purposes of Nevada law, an interested shareholder is any person who is: (a) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (b) an affiliate or associate of the corporation and at any time within the previous two years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of “combination” contained in the statute is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other shareholders.

The effect of Nevada’s business combination law is to potentially discourage parties interested in taking control of the Company from doing so if they cannot obtain the approval of our Board of Directors or shareholders.

In addition, under Nevada law directors may be removed only by the vote of shareholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote, which could also have an anti-takeover effect.

Articles of Incorporation and Bylaws

Provisions of our Articles of Incorporation, as amended, and Amended and Restated Bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which shareholders might otherwise receive a premium for their shares, or transactions that our shareholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our articles of incorporation and bylaws:

●	permit our Board of Directors to issue up to 5,000,000 shares of preferred stock, without further action by the shareholders, with any rights, preferences and privileges as our Board of Directors may designate, including the right to approve an acquisition or other change in control;

●	provide that the authorized number of directors may be changed only by a resolution adopted by a majority of our shareholders or a majority of the whole Board;

●	provide that, for interim periods before the next meeting of the shareholders held for the election of directors, all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

●	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

●	provide that special meetings of shareholders may be called only by the directors or by any officer instructed by the directors to call the meeting;

●	provide advance notice provisions applicable to a shareholder who wishes to nominate a director or propose other business to be considered at a shareholders’ meeting.

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